[Fenwick & West LLP Letterhead]

September 4, 2014

Via EDGAR and Overnight Courier

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

Re:	Actions Semiconductor Co., Ltd
Schedule TO-I filed August 20, 2014
SEC File No. 005-81375

Dear Mr. Orlic:

On behalf of our client, Actions Semiconductor Co., Ltd (“Actions” or the “Company”), we are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 28, 2014 (the “Comment Letter”) with respect to the Company’s Schedule TO-I referenced above and filed on August 20, 2014 (the “Schedule TO”).

The Staff’s comments are presented in bold italics below and are followed by the Company’s responses. Capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Offer to Purchase filed as Exhibit (a)(1)(i) to the Schedule TO.

Actions has revised the Schedule TO in response to the Staff’s comments and is filing concurrently with this letter an amendment (the “Amendment”) to the Schedule TO that reflects these revisions. A copy of the Amendment has been included with the copies of this response letter delivered to you via overnight courier.

What is the maximum aggregate purchase price…?, page 2

1.	Disclosure in the second paragraph of this section indicates that you may increase or decrease the aggregate purchase price limit and thereby increase or decrease the number of securities accepted in the Offer. Please explain this disclosure, given that you appear to be seeking a specified number of shares.

The Company acknowledges the Staff’s comment and has revised its disclosure on page 2 of the Offer to Purchase. See paragraph (1) under Items 1 through 11 of the Amendment.

United States Securities and Exchange Commission

Division of Corporation Finance

September 4, 2014

Once I have tendered securities in the Offer, may I withdraw my tendered securities?, page 4

2.	Disclosure identifies the date after which securities may be withdrawn as October 20. We believe the proper date is October 17. Please advise how you made your determination.

The Company acknowledges the Staff’s comment and has revised its disclosure on pages 4 and 20 of the Offer to Purchase and page 15 of the Letter of Transmittal filed as Exhibit (a)(1)(ii) to the Schedule TO. See paragraphs (2), (5) and (8) under Items 1 through 11 of the Amendment.

Size of Offer; Purchase Price; Proration, page 11

3.	Disclosure at the top of page 12 states that you will extend the offer until the expiration of a period ending at 5:00 P.M. on the tenth business day from, and including, the date that notice of specified increases or decreases is first published, sent or given. Please advise how you determined that the offer could expire at 5:00 P.M. on the tenth day, given that the offer must remain open for ten full business days. See Rule 13e-4(a)(3).

The Company acknowledges the Staff’s comment and has revised its disclosure on page 12 of the Offer to Purchase. See paragraph (3) under Items 1 through 11 of the Amendment.

Incorporation by Reference, page 26

4.	We note that you have incorporated by reference information into the offering document, including certain reports on Form 6-K. Please cite us to the authority which permits dissemination of material information to security holders in this manner. Otherwise, please confirm that you have disseminated all material information to security holders, including with regard to the open letters described in the reports. If you have not disseminated all material information, please tell us how you intend to do so. Finally, please correct the disclosure stating that any statement contained in any document incorporated by reference into the offering document shall be deemed to be modified or superseded to the extent that an inconsistent statement is made in the offering document or any subsequently filed document.

In light of the Staff’s comment, the Company has revised its disclosure on pages 16 and 25 of the Offer to Purchase. See paragraphs (4) and (6) under Items 1 through 11 of the Amendment. After giving effect to this revised disclosure, as requested, the Company hereby confirms to the Staff that it has included in the offering documents all material information with respect to the Offer, disregarding any incorporation by reference to previously filed documents.

* * *

In addition, the Company has deleted the penultimate paragraph under the heading “10. Certain Information Concerning Us – Incorporation by Reference,” on page 26 of the Offer to Purchase. See paragraph (7) under Items 1 through 11 of the Amendment.

As requested, in connection with responding to the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

United States Securities and Exchange Commission

Division of Corporation Finance

September 4, 2014

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments concerning this response to the Comment Letter or additional questions or comments regarding the foregoing, please do not hesitate to contact me at (415) 875-2479 or Jen Huang at (206) 389-4543.

Very truly yours,

/s/ William L. Hughes

cc:	Nigel Liu, Chief Financial Officer, Actions Semiconductor Co., Ltd
Eva Wang, Fenwick & West LLP
Eric X. Yao, Fenwick & West LLP
Jen Jinxin Huang, Fenwick & West LLP